Albany Atlanta Brussels Denver Los Angeles THOMAS WARDELL Direct telephone: (404) 527-4990 Direct facsimile: (404) 527-8890	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC EMAIL ADDRESS twardell@mckennalong.com

October 12, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:  William H. Thompson, Accounting Branch Chief

Re:	China Recycling Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 16, 2010
File No. 001-34625

Dear Mr. Thompson:

This firm is counsel to the above-referenced company, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of September 22, 2010 with respect to the above-referenced filings on CREG’s behalf.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 22

Comment 1.
We reviewed your proposed disclosure in response to comment four in our letter dated August 3, 2010.  As previously requested, please include a comparative analysis and discussion of the effective tax rate for each year presented.  The discussion should describe the reasons for changes in the effective tax rate.

United States Securities and Exchange Commission
October 12, 2010

Response:    The Company acknowledges the comment of the Staff.  In future filings the Company will include disclosure materially like the following with respect to our effective tax rate for each year presented and will include the reasons for any changes to our effective tax rates:

INCOME TAX EXPENSE.  Income tax expense was $2.95 million for the year ended December 31, 2009, an increase of $1.32 million compared to $1.63 million for 2008.  The increase was mainly due to the change in income (loss) before income tax from a $0.59 million loss in 2008 to $13.01 million in income during 2009; the consolidated effective income tax rates for 2009 and 2008 were 22.7% and (278.3)%, respectively.  The change in the consolidated effective tax rate was mainly due to a permanent non-tax deductible interest expense of $5 million resulting from amortization of a beneficial conversion feature for a convertible note in 2008, which was added back to taxable income for US income tax return purposes. The income tax rate for our US parent company was 34% for both 2008 and 2009; the rates for Shanghai TCH were 18% and 20% for 2008 and 2009, respectively.  Xi’an TCH’s income tax rate for both 2008 and 2009 was 15% as a result of its high tech enterprise status that was approved by the taxing authorities in the PRC.  Xingtai Huaxin’s effective income tax rate for both 2008 and 2009 was 25%.  Our newly incorporated subsidiaries – Huahong and Erdos TCH – had effective income tax rates of 25% for 2009.

Item 8. Financial Statements and Supplementary Data, page 26

Report of Independent Registered Public Accounting Firm, page 26

Comment 2.
We reviewed your response to comment nine in our letter dated August 3, 2010.  Please confirm to us that you received a signed copy of the report issued by your independent accountant and intend to include the conformed signature of your independent accountant in future filings and/or amendments.

Response:    The Company received a signed copy of the report issued by our independent accountant and will include the conformed signature of the independent accountant in future filings and/or amendments.

United States Securities and Exchange Commission
October 12, 2010

Consolidated Statements of Cash Flows, page 30

Comment 3.
We reviewed your response and the analysis provided in the appendix to comment 11 in our letter dated August 3, 2010. It appears that you reported the profit on sales-type leases as a reduction of cash flows from investing activities rather than as a reduction to cash flows from operating activities in the adjustments to reconcile net income (loss) to net cash provided by operating activities. It also appears that you netted cash outflows for construction in progress against proceeds from sales-type leases in cash flows from investing activities, which resulted in a net cash outflow rather than a cash inflow from sales-type leases. Please review your classification of cash flows for these items and tell us whether we have interpreted your analysis correctly. If our understanding is correct, tell us how you would revise your presentation to comply with the guidance in ASC 230. If our understanding is incorrect, tell us how you classified the profit from sales-type leases and why cash flows from your gross investment in sales-type leases resulted in a net cash outflow for each year presented.

Response:    The Staff understanding is not correct.  Profit from sales type leases is the fair value of the system to be leased, net of cost of goods sold.  This profit is part of the Company’s net income.  The Company did not report such profit either as a reduction in cash flows from investing activities or as a reduction to cash flows from operating activities in the adjustments to reconcile net income (loss) to net cash provided by operating activities.  Nor do we believe such reporting is required. For your ease in reference, we have once again attached to this correspondence a copy of the cash flow analysis.

We revised our cash flow statement to separate cash outflows for construction in progress from net investment receivable in sales type leases to comply with the guidance in ASC 230.  Gross investment in sales type leases represents initial investment in sales type leases.  Principal collected on sales type leases is now reclassified from initial investment in sales type leases.  Initial investment in sales type leases represents cash used in investing activities while collection of principal amount on sales type leases represents cash provided by investing activities.  This is considered similar to notes receivable for principal under installment sales.

ASC 230-10-55-10 includes an example showing all principal payments under leases as being investing activities.  Accordingly, the Company treated lease originations the same way. ASC 230 also acknowledges that a somewhat difficult classification issue arises for installment sales and purchases of inventory by an enterprise for which cash inflows or outflows may occur several years after the date of the transaction.  Those transactions can be viewed as having aspects of both operating and investing activities.

United States Securities and Exchange Commission
October 12, 2010

Notes to Consolidated Financial Statements, page 31

Note 17. Loan Payable – Collective Capital Trust Plan, page 44

Comment 4.
We reviewed your response to comment 21 in our letter dated August 3, 2010. As previously requested, please provide the disclosures required by ASC 810-10-50-8 through ASC 810-10-50-19 to the extent applicable. In addition, please expand your disclosure to describe the terms of the agreement to share the benefits from the Clean Development Mechanism under the Kyoto Protocol equally with Beijing Trust and to pay the management stimulation profit (or incentive benefit) as discussed in Form 8-K filed December 8, 2009.

Response:    The Company did not consolidate Beijing Trust because the Company is not the primary beneficiary of Beijing Trust.  The Company has adopted FIN 46R, ASC 810, Consolidation, which requires a variable interest entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns.

Beijing Trust is:  Beijing International Trust Co. Ltd., previously known as Beijing International Trust and Investment Corporation Limited incorporated in October 1984; it is a non-banking financial institution with registered capital of RMB 1.4 billion.  In determining if Beijing Trust is the VIE of the Company, the Company considered the following indicators, among others:

•	The Company does not have the right to control and administer the financial affairs and daily operations of Beijing Trust and has no right to manage and control the assets of Beijing Trust;
•	The Company does not have any voting rights in Beijing Trust and has no right to appoint the directors and senior management personnel of Beijing Trust;
•	The Company will not provide financial support if Beijing Trust requires additional funds to maintain its operations and to repay its debts;
•	The Company could not assume the operating risks of Beijing Trust and would not bear any losses or profits from Beijing Trust.

Therefore, the Company concluded that Beijing Trust is not the VIE of the Company, and the Company is not the primary beneficiary of Beijing Trust. Accordingly, disclosures under ASC 810-10-50-8 through ASC 810-10-50-19 are not required.

We expect to include the following disclosure with respect to the sharing of benefits from the Clean Development Mechanism and the payment of the management incentive benefit:

Under the Clean Development Mechanism ("CDM"), any benefit received will be paid to Erdos Metallurgy. Under the agreement with Xi’an TCH, Erdos Metallurgy agrees to deliver to Xi’an TCH 50% of the benefit Erdos Metallurgy receives. Xi’an TCH agrees to share 50% of the benefit it receives from Erdos Metallurgy with Erdos TCH. Under the Capital Trust Loan Agreement (the "Loan Agreement") between Erdos TCH and Beijing Trust, Erdos TCH agrees that 50% of any benefit it receives will be delivered to Beijing Trust. Pursuant to the Plan, Beijing Trust will distribute 70% of the CDM benefit it receives to the holders of the category B trust units. The receipt of any CDM benefit is subject to a process of evaluation and certification of the project by the CDM Executive Board and is under the guidance of the Conference of the Parties of the United Nations Framework Convention on Climate Change. The first stages of the certification process have been completed successfully.

United States Securities and Exchange Commission
October 12, 2010

Under the Loan Agreement, Erdos TCH must pay a management incentive benefit to Beijing Trust upon maturity of the category A3 and category B trust units in December 2013 if the ratio of Erdos TCH’s profit to its registered capital exceeds a base amount. If this criterion is met, the amount of the management incentive benefit is calculated based on a formula tied to Erdos TCH’s net profit and the average registered capital for the 2012 fiscal year. Under this formula the management incentive benefit could range between 0% and 100% of the net profit of Erdos TCH in the 2012 fiscal year.

The management incentive benefit was structured to provide an incentive to management to make the joint venture profitable. Under the Plan, Beijing Trust will distribute the entire amount of the management incentive benefit it receives to the holders of the category B trust units. As previously disclosed, the holders of the category B trust units are the management of Erdos TCH and Xi’an TCH. Category B trust units receive a lower base interest rate than the category A trust units but the economic return to the holders of category B trust units will be enhanced by any management incentive benefit.

Note 18. Convertible Notes Payable and Revolving Financing Agreement, page 45

Comment 5.
We reviewed your proposed disclosure in response to comment 24 in our letter dated August 3, 2010.  Please provide the disclosures required by ASC 825-20-50-1b, 825-20-50-1c and 825-20-50-1d or tell us why these disclosures are not required.

Response:    The Company acknowledges the comment of the Staff and proposes to expand the disclosures required by ASC 825-20-50-1b, ASC 825-20-50-1c and ASC 825-20-50-1d as follows:

The Company accounts for payment arrangements under a registration rights agreement in accordance with ASC Topic 825, “Financial Instruments,” which requires that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, be separately recognized and measured in accordance with ASC Topic 450, “Contingencies.

United States Securities and Exchange Commission
October 12, 2010

The Company is required to file a registration statement with the SEC upon receiving a demand notice from a convertible debt holder.  At December 31, 2009 and June 30, 2010 the Company had not received a demand notice from any holder.

Under the registration rights agreement, the Company must file the registration statement within 90 days of receipt of a demand notice (the “Filing Date”), and the registration statement must have become effective within 120 days after filing (the “Effective Date”) or the Company must pay damages to the holders of the shares to be registered.  The Company must also pay damages if the registration statement ceases for any reason to remain continuously effective as to all Registrable Shares for which it is required to be effective, or the holders are not permitted to utilize the prospectus to resell shares for thirty (30) consecutive calendar days during any 12-month period.

The damages for failure to meet any of these requirements are equal to 1% of the sum of:

(x)	the purchase price of the unconverted notes;
(y)	the purchase price of shares of Company Common Stock purchased under a related agreement; and
(z)	the conversion price of shares of Common Stock received on conversion of notes,

for each 30 days, or a pro rata portion of such 1% for a period less than 30 days.

The damages are liquidated damages and must be paid in cash; the registration rights agreement does not provide for any alternative payment arrangement.  The maximum potential amount of consideration, undiscounted, that the Company could be required to transfer under the registration payment arrangement cannot exceed 1% of the sum described above in any thirty (30) calendar day period.

Note 19. Stock-Based Compensation, page 47

Comment 6.
We reviewed your response to comment 26 in our letter dated August 3, 2010. Please tell us in more detail the basis for your determination that the measurement date for the warrants issued to non-employees was the same as the grant date. Refer to the guidance in ASC 505-50-30-11 through ASC 505-50-30-17 and discuss why you believe: (i) performance was complete on the grant date or (ii) a performance commitment to earn the equity instruments was probable on the grant date because of sufficiently large disincentives for nonperformance. With respect to the latter, please explain in detail the sufficiently large disincentives for nonperformance.

United States Securities and Exchange Commission
October 12, 2010

Response:    The Company believes that as of the grant date it was more likely than not the consultant will perform the service.  The warrants became exercisable nine months from the effective date of the Investor Relations Agreement pursuant to which they were issued.  Under that Agreement, the issuance of the warrants was irrevocable and the Company agreed to take no action to cause the warrants to be void or revoked or their issuance to be otherwise terminated.  Hence, all of the warrants are considered earned upon execution of the Investor Relations Agreement.  Therefore, in accordance with ASC 450-20-25, the transaction should be recorded on the grant date. The Company also believes that not to recognize the expense as the services are performed is misleading.  Given that a date must be chosen, we feel the grant date most accurately reflects the economics of the transaction.  Further, EITF 96-18 ASC 505-50-30-11 through ASC 505-50-30-17 criteria appear inconsistent with ASC 450-20-25 criteria for liability recognition, i.e. it is probable a liability had been incurred and the amount is reasonably estimable.  ASC 450-20-25 is derived from a higher-order accounting rule than ASC 505-50-30, as per ASU No. 2009-01.

Item 9A. Controls and Procedures, page 51

Internal Control Over Financial Reporting, page 51

Comment 7.
We reviewed your response to comment 27 in our letter dated August 3, 2010 and the sentence inadvertently omitted from the disclosure.  Please provide the omitted disclosure in an amendment.  Refer to Exchange Act rule 12b-15.

Response:    The Company acknowledges the Staff’s comment and will provide the disclosure in an amendment upon conclusion of the comment process.

Changes in Internal Control Over Financial Reporting, page 52

Comment 8.	We reviewed your response to comment 28 in our letter dated August 3, 2010. Please provide the disclosure required by Item 308T(b) of Regulation S-K in an amendment. Refer to Exchange Act Rule 12b-15.

Response:    The Company acknowledges the Staff’s comment and will provide the disclosure in an amendment upon conclusion of the comment process.

United States Securities and Exchange Commission
October 12, 2010

Item 15. Exhibits, Financial Statement Schedules, page 52

Comment 9.
We reviewed your response to comment 29 in our letter dated August 3, 2010.  Please file the written consent of your independent accountant in accordance with Item 601(b)(23) of Regulation S-K in an amendment.  Refer to Exchange Act Rule 12b-15.

Response:    The Company acknowledges the Staff’s comment.  We will file the consent in an amendment upon conclusion of the comment process.

Signatures, page 54

Comment 10.
We reviewed your response to comment 30 in our letter dated August 3, 2010.  Please include the signature of your principal financial officer and accounting officer in the second signature section in an amendment.  Refer to Exchange Act Rule 12b-15.

Response:    The Company acknowledges the Staff’s comment and will provide the consent in an amendment upon conclusion of the comment process.

Form 10-Q for Quarterly Period ended June 30, 2010

Part I. Financial Information, page 3

Item 1. Financial Statements, page 3

Consolidated Balance Sheets, page 3

Comment 11.	Please tell us your basis in GAAP for classifying shares to be issued as temporary equity in the mezzanine section. Please reference the authoritative literature you applied.

United States Securities and Exchange Commission
October 12, 2010

Response:    The Company classified the shares to be issued as a liability because the Company is obligated to issue a variable number of shares to settle its RMB 80,000,000 liability, a fixed monetary amount. This is in accordance with ASC 480-10-25-14.  In addition, the Company classified the liability as non-current based on ASC 470-10-45 as the liability will be settled by issuing equity instruments.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. James Thornton at (404) 527-8118.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

Attachment

cc:	Tony Peng, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
James L. Thornton, Esq.

Response to Comment 3

China Recycling Energy Corp
For the year ended December 31, 2009
Reconcile of items in cash flow in regards to constructing, sales/leasing of the power generating systems

	RMB	RMB	RMB		RMB	RMB
Relevant balance sheet account items	Balance at 12/31/2008	Balance at 12/31/2009	net changes		investing activities	non-cash

Interest receivable	168,854,289.71	389,594,389.12	(220,740,099.41	)(1)	(220,740,099.41)
Unearned interest	(168,291,077.37)	(386,606,192.10)	218,315,114.73	(1)	218,315,114.73
Net investment receivable-TRT	58,979,170.29	52,065,734.41	6,913,435.88	(2)	6,913,435.88
Net investment receivable-Tongchuan	55,900,000.00	49,054,933.88	6,845,066.12	(2)	6,845,066.12
Net investment receivable-Jingyang	-	61,763,920.30	(61,763,920.30	)(2)	(61,763,920.30)
Net investment receivable-Shenmu	-	125,236,287.44	(125,236,287.44	)(2)	(125,236,287.44)
Net investment receivable-Erdos phase I	-	70,660,969.36	(70,660,969.36	)(2)	(70,660,969.36)

Interest paid in advance on Erdos phase II	-	2,433,281.21	(2,433,281.21)		(4,130,000.00)	1,696,718.79

Inventory	72,000,000.00	-	72,000,000.00		72,000,000.00

Advance to suppliers	18,063,088.00	403,436.00	17,659,652.00		17,659,652.00

Construction in progress	25,500,000.00	238,023,166.99	(212,523,166.99	)(3)	(210,826,448.20)	(1,696,718.79)

Relevant cash flow items:					RMB	US$

Increase in interest receivable on sales type lease (recorded in operating activities)				(1)	(2,424,984.68)	(355,220.63)

Initial investment in sales type lease				(2)	(243,902,675.10)	(38,277,767.33)
Collection of principal on sales type leases					17,914,624.04	2,622,547.80

Cash used in construction in progress				(3)	(210,826,448.20)	(30,863,189.61)

CHINA RECYCLING ENERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,
2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Income including noncontrolling interest	$10,061,756
Adjustments to reconcile net income including noncontrolling interest to net cash provided by operating activities:
Depreciation and amortization	35,121
Amortization of discount related to conversion feature of convertible note	-
Stock options and warrants expense	1,793,228
Accrued interest on convertible notes	184,530
Changes in deferred tax	2,085,709
(Increase) decrease in current assets:
Interest receivable on sales type leases	(355,220)
Prepaid expenses	3,166,691
Other receivables	(1,421,503)
Advance to suppliers	2,585,222
Inventory	10,540,184
Construction in progress	(30,863,190)
Increase (decrease) in current liabilities:
Accounts payable	2,394,223
Unearned revenue	(658,762)
Taxes payable	(633,648)
Accrued liabilities and other payables	(928,089)

Net cash provided by operating activities	(2,013,747)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	(1,461,060)
Increase investment in subsidiary	(16,103)
Initial investments in sales type leases	(38,277,767)
Collection of principal on sales type leases	2,622,548
Acquisition of property & equipment	(33,498)

Net cash used in investing activities	(37,165,881)

CASH FLOWS FROM FINANCING ACTIVITIES:
Notes payable - bank acceptances	1,461,060
Issuance of common stock	2,000,000
Convertible notes	3,000,000
Proceeds from loan (trust plan)	25,559,947
Advance from related party	739,720
Cash contribution from noncontrolling interest	263,439

Net cash provided by financing activities	33,024,166

EFFECT OF EXCHANGE RATE CHANGE ON CASH & CASH EQUIVALENTS	61

NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	(6,155,401)

CASH & CASH EQUIVALENTS, BEGINNING OF YEAR	7,267,344

CASH & CASH EQUIVALENTS, END OF YEAR	$1,111,943

Supplemental Cash flow data:
Income tax paid	$1,480,698
Interest paid	$358,789

China Recycling Energy Corporation

October 12, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Re:	China Recycling Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 16, 2010
File No. 001-34625

Ladies and Gentlemen:

China Recycling Energy Corporation acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Xinyu Peng
Xinyu Peng,
Chief Financial Officer and Secretary

cc:	Thomas Wardell, Esq.
Jeffrey Li, Esq.